PLATA RESOURCES, INC.

2911 Park Avenue
PasayCity, Metro Manila
Philippines

March 31, 2008

Filed through Edgar

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.
20549

Attention:                                Mr. Sean Donahue
Division of Corporate Finance

Dear Mr. Sean:

Re:           Registration Statement on Form S-1
File No. 333-148984
Filed on February 1, 2008

I have received a copy of your letter dated February 25, 2008 and have the following responses to make to your comments.

General

Our previous Form SB -2 has been amended to comply with Form S-1.

Exhibit 5

2.           We have filed a new legal opinion under Exhibit 5.

3.	The legal opinion by Lawler & Associates has been amended to adhere to this comment.

4.	The legal opinion has been amended to adhere to this comment.

I hope the above responses to your comments are satisfactory.

Yours very truly;
Plata Resources, Inc.

Per: DEXTER R. CALISO
Chief Executive Officer